UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Ascendia Brands, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

043509 10 8

(CUSIP Number)

Herbert Henryson II, Esquire

Wolf, Block, Schorr and Solis-Cohen LLP

250 Park Avenue

New York, NY 10177

(212) 986-1116

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

July 31, 2007

(Date of Event that Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 043509 10 8	13D	Page 2 of 5

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): MarNan, LLC 30-0259946
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,877,622
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 7,877,622
	10.	SHARED DISPOSITIVE POWER -0- Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,877,622
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.8%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 043509 10 8	13D	Page 3 of 5

AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 3 amends the Schedule 13D with respect to the Common Stock, par value $0.001 per share, of Ascendia Brands, Inc. (the “Issuer” or the “Company”) beneficially owned by MarNan, LLC, a New Jersey limited liability company (the “Filing Person”), filed on May 26, 2005, as amended by Amendment No. 1 filed on September 1, 2006, and Amendment No. 2 filed on February 14, 2007.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 3 of this Schedule 13D is hereby amended and supplemented as follows:

On July 31, 2007, the Filing Person adopted a pre-arranged stock trading plan. The trading plan complies with the Company’s insider trading policy and is intended to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. Under the trading plan, the Filing Person may sell a pre-determined number of shares of the Company’s Common Stock at market prices, subject to a minimum price condition. The trading plan expires on July 31, 2008 unless terminated earlier under certain conditions. The Filing Person has adopted the trading plan for the personal financial and estate planning purposes of its members. Sales of Common Stock by the Filing Person under the trading plan will be disclosed as required by applicable law in public filings with the Securities and Exchange Commission, including further amendments to this Schedule 13D and Forms 4.

Except as set forth herein, neither the Filing Person nor Mr. Massad has any plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of this Schedule 13D is hereby amended and restated as follows:

(a) The Filing Person beneficially owns 7,877,622 shares of Common Stock, which constitutes 18.8% of the Common Stock outstanding (based upon 41,779,840 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ending May 26, 2007 filed on July 24, 2007). Because Mr. Massad is the sole manager of the Filing Person and the owner of 14.28% of the outstanding membership interests of the Filing Person, Mr. Massad may also be deemed to be the beneficial owner of 1,124,924 of the shares of Common Stock beneficially owned by the Filing Person. In addition, in his capacity as custodian for Dana Falsetti under the Delaware Uniform Transfers to Minors Act, Mr. Massad may be deemed to be the beneficial owner of 4,541,728 of the shares of Common Stock held by Dana Holdings, LLC, a Delaware limited liability company. Except as set forth in this Item 5(a), neither the Filing Person nor Mr. Massad beneficially owns any shares of Common Stock.

(b) The Filing Person has sole voting power and power to dispose of the 7,877,622 shares of Common Stock held by the Filing Person. Except as set forth in this Item 5(b), neither the Filing Person nor Mr. Massad has voting power or power to dispose of any shares of Common Stock.

CUSIP No. 043509 10 8	13D	Page 4 of 5

(c) Other than as described in Item 4 above, and except as set forth in this paragraph (c) below, neither the Filing Person nor Mr. Massad has effected any transactions in the shares of Common Stock during the past 60 days. During the past 60 days, the Filing Person has sold an aggregate of 70,400 shares of Common Stock in broker transactions on the American Stock Exchange as follows:

Date	Number of Shares of Common Stock Sold	Price Per Share (excluding brokerage commissions)
August 3, 2007	1,000	$1.20
August 3, 2007	1,000	$1.20
August 3, 2007	500	$1.15
August 3, 2007	4,500	$1.12
August 6, 2007	9,900	$1.10
August 6, 2007	300	$1.05
August 6, 2007	200	$1.01
August 6, 2007	14,147	$1.00
August 6, 2007	2,000	$1.03
August 6, 2007	4,253	$1.02
August 6, 2007	28	$0.97
August 6, 2007	600	$0.94
August 6, 2007	2,872	$0.93
August 6, 2007	500	$0.95
August 6, 2007	200	$0.92
August 6, 2007	200	$0.91
August 6, 2007	2,100	$0.90
August 9, 2007	4,500	$1.0039
August 10, 2007	21,600	$1.00

(d) None.

(e) Not applicable.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Attached as Exhibit A to this Amendment No. 3 to Schedule 13D is a copy of the 10b5-1 trading plan entered into by the Filing Person on July 31, 2007.

CUSIP No. 043509 10 8	13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	August 13, 2007

MARNAN, LLC

By:	/s/ Mark I. Massad

Mark I. Massad

Manager

Client’s name: Marnan LLC
Issuer’s name: Ascendia Brands, Inc.
Symbol: ASB

Rule 10b5-1 Sales Plan and Client Representations

          I, Mark I. Massad, as managing member of Marnan LLC, as of the date below, establish this Sales Plan (“Plan”) in order to sell shares of the common stock (“Shares”) of Ascendia Brands, Inc. (“Issuer”), pursuant to the requirements of Rule 10b5-l under the Securities Exchange Act of 1934, as amended (“Exchange Act”). I request that Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) execute the Plan as follows:

1.	Sales Instructions for Sales/Exercises Starting on August 3, 2007 and ending on July 31, 2008,

          1.1     For securities other than employee stock options, you are authorized to execute the transactions indicated by the checked box below:

[ ]

Sell _____________ [number] of Shares every _____________ [insert time period day, week, month, quarter, day/date of month, etc.)], provided the price per share is at or above $ _____________ [dollar amount] on the principal exchange or market on which the Shares are traded (“Exchange”).

[X]	Sell 1,671,116 Shares pursuant to the following table:

Start Date	End Date	Share Quantity	Sale Price “Limit” or “Market”

8/3/2007	10/26/2007	417,779	Limit of $.50
10/29/2007	1/25/2008	417,779	Limit of $.50
1/28/2007	4/25/2008	417,779	Limit of $.50
4/28/2007	7/31/2008	417,779	Limit of $.50
	Total:	1,671,116

[X]	Implement Carryforward provision. (Optional)

Under this provision, any Shares not sold as specified above because the parameters (e.g., specified sale price) under the Plan were not met, will carry forward to future ninety (90) day periods until sold, to the extent possible under the volume limitations imposed by Rule 144.

          1.2     For employee stock options, you are authorized to exercise my options and execute the transactions in respect of the underlying Shares indicated by the checked box below:

[ ]

Exercise _______________ [number] stock options and sell the underlying Shares every ______________ [insert time period (day, week, month, quarter, day/date of month, etc.)], provided the price per underlying Share is at or

Client’s name: Marnan LLC
Issuer’s name: Ascendia Brands, Inc.
Symbol: ASB

above $__________ [dollar amount] on the Exchange.

[ ]	Exercise stock options pursuant to the following table:

Start Date	End Date	Number of Options to be exercised and underlying Shares to be sold under the Plan	Grant No. Grant Date	Exercise Price	Sale Price - “Limit” or “Market”

[ ]	Implement Carryforward provision.

Under this provision, any options not exercised and underlying Shares not sold as specified above because the parameters (e.g., specified sale price) under the Plan were not met, will carry forward to future__________ [time periods] until the options are exercised and the underlying Shares are sold.

For purposes of this section 1.2:

1.	Merrill Lynch will not exercise any stock option unless its exercise price is less than the market price of the underlying Shares.

2.	Merrill Lynch first will exercise those stock options {select one}:

[ ] with the earliest expiration date,

[ ] with the lowest exercise price, or

[ ] as indicated in the above table.

3.

To the extent that the exercise price and any withholding tax relating to the exercise of a stock option and sale of the underlying Shares under this plan are to be paid from the proceeds of such exercise and sale, Merrill Lynch will deduct from the proceeds of each stock option exercised and the underlying Shares sold the sum of the exercise price and any withholding tax. The resulting amount will be then remitted to the Issuer.

Client’s name: Marnan LLC
Issuer’s name: Ascendia Brands, Inc.
Symbol: ASB

4.	Check which of the following apply:

	[ ]	The Issuer of the Shares has executed a servicing agreement with Merrill Lynch for stock option services for the Issuer and its optionees.

[ ]

The Issuer of the Shares has not executed a servicing agreement with Merrill Lynch for stock option services for the Issuer and its optionees and therefore I hereby agree to and authorize the following:

          In connection with the exercise of my employee stock options under the Plan I authorize and instruct the Issuer to register or cause its agent(s) to register, the Shares to be issued upon the exercise of my stock option(s) in the name of Merrill Lynch (or its designated nominee), which is my agent and nominee (or in the event that is not permissible, in my name).

          I also authorize and instruct the Issuer to deliver, or cause its agent(s) to deliver within three business days, the Shares issued pursuant to the stock option exercise to Merrill Lynch in exchange for funds from Merrill Lynch representing the exercise price (plus any applicable taxes).

          I cannot revoke or rescind this authorization and instruction under any circumstance while the Plan is in effect. I hereby grant a security interest to Merrill Lynch in the Shares to be issued pursuant to the exercise of my employee stock option(s). This security interest will not terminate even if the securities are delivered to me contrary to these instructions.

          If I am selling all or some of the Shares to be issued pursuant to the exercise of my employee stock option, I agree that I am responsible for any and all dividends, rights or payments of any kind that are or may become payable to any purchaser of the Shares prior to the registration of the Shares in the name of Merrill Lynch and, if I am holding all or some of these Shares, I agree that I shall not be entitled to such dividends, rights or payments prior to the issuance of the Shares. I agree to pay or deliver to Merrill Lynch upon demand, any and all funds, securities, dividends or distributions due to it, if, for any reason, the Shares to be issued pursuant to the exercise of my employee stock option are not promptly delivered to Merrill Lynch.

2.	Execution, Average Pricing and Pro Rata Allocation of Sales

I agree and acknowledge that:

Client’s name: Marnan LLC
Issuer’s name: Ascendia Brands, Inc.
Symbol: ASB

2.1

If my order to sell Shares pursuant to the Plan, whether market or limit, is handled by a Merrill Lynch trading desk, my order shall be handled as “not held”. A “not held” or “working order” permits a Merrill Lynch trader to use reasonable brokerage judgment, exercising price and time discretion, as to when to execute the order.

2.2

Merrill Lynch may execute my order: (a) in a single transaction or multiple transactions during the course of the trading day, or (b) it may aggregate my order with other orders for other sellers of the Issuer’s securities that may or may not have been accepted pursuant to a Rule10b5-l sales plan, execute them as a block or in multiple smaller transactions, and allocate an average price to each seller.

2.3

When orders are aggregated, Merrill Lynch shall allocate the proceeds of shares sold pro rata among the sellers, based on the ratio of (x) the shares to be sold and (y) the sum of the proceeds of all shares sold, and Merrill Lynch will provide each seller an “average price confirmation” that identifies the amount of securities sold for the applicable seller together with an average price for sales.

3.	Stock Splits/ Reincorporation/Reorganizations

          3.1     In the event of a stock split or reverse stock split, the quantity and price at which the Shares are to be sold will be automatically adjusted proportionately.

          3.2     In the event of a reincorporation or other corporate reorganization resulting in an automatic share-for-share exchange of new shares for the Shares subject to the Plan, then the new shares will automatically replace the Shares originally specified in the Plan.

4.	Account Credit

          In the event any scheduled sale of Shares or exercise of stock options and sale of the underlying Shares is not executed as provided in Section 1 (or Section 7, if applicable) of the Plan, my account will be credited as if such sale or exercise had taken place as scheduled or provided in Section 7.

5.	Compliance with Rule 144 and Rule 145

          5.1    I understand and agree that if I am an affiliate or control person for purposes of Rule 144 under the Securities Act of 1933, as amended (“Securities Act”), or if the Shares subject to the Plan are restricted securities subject to limitations under

Client’s name: Marnan LLC
Issuer’s name: Ascendia Brands, Inc.
Symbol: ASB

Rule 144 or eligible for resale under Rule 145, then all sales of Shares under the Plan will be made in accordance with the applicable provisions of Rule 144.

          5.2     I request and authorize Merrill Lynch to complete and file on my behalf any Forms 144 (pre-signed by me) necessary to affect sales under the Plan.

          5.3     If appropriate, I understand and agree that, upon my prompt signature and delivery to Merrill Lynch of Form 144, Merrill Lynch will either: (a) make one Form 144 filing at the beginning of each three-month period commencing with the date of the first sale made in connection with the Plan or (b) file Form 144 for each sale made in connection with the Plan.

          5.4     Each Form 144 shall state the following: “This proposed sale is made pursuant to a plan intended to comply with Rule 10b5-1(c), previously entered into on [insert plan adoption date], at which time I was not aware of material nonpublic information.”

          5.5     Merrill Lynch will conduct sales pursuant to Rule 144 or Rule 145 if appropriate, including applying Rule 144 volume limitations as if the sales under the Plan were the only sales subject to the volume limitations.

          5.6     I agree not to take any action or to cause any other person or entity to take any action that would require me to aggregate sales of Shares pursuant to Rule 144; and not to take any action that would cause the sales of Shares under the Plan not to comply with Rule 144 or Rule 145.

6.	Representations, Warranties and Covenants

          In consideration of Merrill Lynch accepting orders to sell securities under this Plan, I make the following representations, warranties and covenants:

          6.1     I have established the Plan in good faith, in compliance with the requirements of Rule 10b5-l, and at a time when I was not aware of material nonpublic information about the Shares or the Issuer.

          6.2     I have consulted with legal counsel and other advisors in connection with my decision to enter into the Plan and have confirmed that the Plan meets the criteria set forth in Rule 10b5-l. I have not received or relied on any representations by Merrill Lynch regarding the Plan’s compliance with Rule 10b5-l.

          6.3     I have provided, or caused the Issuer to provide, Merrill Lynch with a certificate completed by the Issuer, substantially in the form of Annex A hereto (“Issuer Certificate”).

Client’s name: Marnan LLC
Issuer’s name: Ascendia Brands, Inc.
Symbol: ASB

          6.4      I own all Shares that are subject to the Plan free and clear of liens or encumbrances of any kind. I will own any Shares acquired under employee stock options exercised pursuant to the Plan free and clear of liens or encumbrances, except for any liens or encumbrances in favor of Merrill Lynch. There are no restrictions imposed on me, the Shares or the Issuer that would prevent Merrill Lynch or me from complying with the Plan.

          6.5      While the Plan is in effect, except as provided in the Plan, I will not engage in offsetting or hedging transactions in violation of Rule l0b5-l; and I will notify Merrill Lynch in advance of any sales or purchases of, or derivative transactions on, any of the Issuer’s securities initiated by me.

          6.6      While the Plan is in effect, I will not disclose to any employee of Merrill Lynch, including my Private Wealth Advisor or Financial Advisor, any material nonpublic information concerning the Shares or the Issuer.

6.7 While the Plan is in effect, I will not attempt to exercise any influence over how, when or whether to effect sales of Shares.

6.8 The Plan does not violate the Issuer’s insider trading policies.

          6.9      I agree to make or cause to be made all filings required under the Securities Act and/or the Exchange Act, including under Rule 144, Section 13 and Section 16 of the Exchange Act, and any other filings necessary.

6.10 As to delivery requirements:

1.

For securities other than stock options, prior to the date of execution of any sales specified under the Plan, I agree to have delivered into the custody of Merrill Lynch the total amount of the Shares that may be sold pursuant to the Plan, together with all transfer documents and other authorizations required for Merrill Lynch to effect settlement of sales of such Shares on my behalf.

2.

For employee stock options, the number of options granted to me by the Issuer that are vested, exercisable and registered is equal to or greater than the number of options to be exercised and the underlying Shares to be sold under the Plan. I agree to provide to Merrill Lynch all necessary documentation, properly executed, to affect the timely exercise of the stock options and the subsequent sale and settlement of the Shares.

Client’s name: Marnan LLC
Issuer’s name: Ascendia Brands, Inc.
Symbol: ASB

3.	I agree that Merrill Lynch’s obligation to execute sales under the Plan is conditioned on the satisfaction of the foregoing delivery requirements.

          6.11   I agree to inform Merrill Lynch as soon as possible of any of the following:

1.

any subsequent restrictions imposed on me due to changes in the securities (or other) laws or of any contractual restrictions imposed on the Issuer that would prevent Merrill Lynch or me from complying with the Plan, and

2.	the occurrence of any event as set forth in the Plan that would cause the Plan to be suspended or terminated under Section 7 or Section 8 of the Plan, respectively.

7.	Suspension

	7.1	Sales pursuant to Section 1 above shall be suspended where:

		1.	trading of the Shares on the Exchange is suspended for any reason;

		2.	there is insufficient demand for any or all of the Shares at or above the specified price (e.g., the specified price met but all Shares could not be sold at or above the specified price);

		3.	Merrill Lynch, in its sole discretion, determines that there is a legal, regulatory or contractual reason why it cannot affect a sale of Shares;

4.

Merrill Lynch is notified in writing by the Issuer that a sale of Shares should not be effected due to legal, regulatory or contractual restrictions applicable to the Issuer or to me (including without limitation, Regulation M);

5.

Merrill Lynch is notified in writing by the Issuer that (i) in the case of Shares being sold pursuant to a registration statement filed under the Securities Act, the registration statement has terminated, been suspended, expired or is otherwise unavailable; or (ii) a public announcement of a public offering of securities by the Issuer has been made.

           7.2     Merrill Lynch will resume sales in accordance with the Plan as promptly as practicable after (a) Merrill Lynch receives notice in writing from the Issuer that it

Client’s name: Marnan LLC
Issuer’s name: Ascendia Brands, Inc.
Symbol: ASB

may resume sales in accordance with Section 1 of the Plan in the case of the occurrence of an Event described in 7.1.4 or 7.1.5 above; or (b) Merrill Lynch determines, in its sole discretion, that it may resume sales in accordance with the Plan in the case of the occurrence of an Event described in 7.1.1, 7.1.2 or 7.1.3 above.

          7.3     Shares allocated under the Plan for sale during a period that has elapsed due to a suspension under this Section will be carried forward to be sold with the next amount of shares to be sold in accordance with Section 1 of the Plan.

          7.4     In the event Section 1 of the Plan provides for an amount of Shares to be sold during a given period pursuant to a limit order, Shares that would otherwise be permitted to be sold during that period, shall, upon lapse of the suspension, nonetheless be carried forward to be sold with the next amount of Shares to be sold in accordance with Section 1 of the Plan.

          7.5     Merrill Lynch is released from all liability in connection with any suspension of sales, including, but not limited to, liability for the expiration of stock options or loss of market value.

8.       Termination

          The Plan shall terminate on the earliest to occur of the following:

8.1	the termination date listed above;

8.2	the completion of all sales contemplated in Section 1 of the Plan;

8.3

my or Merrill Lynch’s reasonable determination that: (a) the Plan does not comply with Rule 10b5-l or other applicable securities laws; (b) I have not complied with the Plan, Rule 10b5-l or other applicable securities laws; or (c) I have made misstatements in my representations or warranties in Section 6, above;

8.4

receipt by Merrill Lynch of written notice from the Issuer or me of: (a) the filing of a bankruptcy petition by the Issuer; (b) the public announcement of a merger, recapitalization, acquisition, tender or exchange offer, or other business combination or reorganization resulting in the exchange or conversion of the Shares of the Issuer into shares of a company other than the Issuer; or (c) the conversion of the Shares into rights to receive fixed amounts of cash or into debt securities and/or preferred stock (whether in whole or in part);

8.5	receipt by Merrill Lynch of written notice of my death; or

8.6	receipt by Merrill Lynch of written notice of termination from me.

Client’s name: Marnan LLC
Issuer’s name: Ascendia Brands, Inc.
Symbol: ASB

9.       Indemnification

          9.1     I agree to indemnify and hold harmless Merrill Lynch and its directors, officers, employees and affiliates from and against all claims, losses, damages and liabilities, including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such claim, arising out of or attributable to Merrill Lynch’s actions taken in compliance with the Plan, any breach by me of the Plan, or any violation by me of applicable federal or state laws or regulations. This indemnification shall survive termination of the Plan.

          9.2     Merrill Lynch agrees to indemnify and hold me harmless from and against all claims, losses, damages and liabilities including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim, arising out of or attributable to Merrill Lynch’s gross negligence or willful misconduct in connection with the Plan.

10.     Modification and Amendment

          The Plan may be modified or amended only upon (a) the written agreement of me and Merrill Lynch; (b) the receipt by Merrill Lynch of a certificate signed by me to the effect that the representations, warranties and covenants contained in Section 6 above, are true as of the date of such certificate; and (c) the receipt by Merrill Lynch of an Issuer Certificate.

11.     Counterparts

          The Plan may be signed in counterparts, each of which will be an original.

12.     Entire Agreement

          The Plan, including the representations, warranties and covenants in Section 6, constitutes the entire agreement between me and Merrill Lynch regarding the Plan and supersedes any prior agreements or understandings regarding the Plan.

13.     Notices

All notices given by the parties under the Plan will be as follows:

If to Merrill Lynch:
Llewellyn G. Ross Director and Administrative Manager
Merrill Lynch, Pierce, Fenner & Smith, Incorporated
7 Roszel Road
Princeton, NJ 08540
Facsimile: 609-243-7824

Client’s name: Marnan LLC
Issuer’s name: Ascendia Brands, Inc.
Symbol: ASB

          If to me:
          Client address on file

14.     Officer & Director Equity Service

          If the seller is subject to the reporting requirements of Section 16 of the Exchange Act, complete the following to have transaction information for open market transactions under the Plan forwarded to a designated third party.

          14.1     I authorize Merrill Lynch to transmit transaction information via facsimile and/or email regarding open market transactions under the Plan to:

Name:	Name:
Title:	Title:
Organization:	Organization:
Fax:	Fax:
Tel:	Tel:
e-mail:	e-mail:

          14.2     I understand that reasonable efforts will be made to transmit transaction information for open market transactions under the Plan (purchase or sale) by the close of business on the day of the purchase or sale, but no later than the close of business on the first trading day following the purchase or sale.

          14.3      I acknowledge that Merrill Lynch (a) has no obligation to confirm receipt of any email or faxed information by the designated contact and (b) has no responsibility or liability for filing a Form 4 with the SEC or for compliance with Section 16 of the Exchange Act.

          14.4      If any of the above contact information changes, or I would like to terminate this authorization, I will promptly notify Merrill Lynch in writing. I further authorize Merrill Lynch to transmit transaction information to a third party service provider who will make the information available to my designated representative(s) listed above.

Client’s name: Marnan LLC
Issuer’s name: Ascendia Brands, Inc.
Symbol: ASB

15.     Governing Law

          This Plan will be governed by and construed in accordance with the laws of the State of New York.

Marnan, LLC

By:	/s/ Mark I. Massad
Name: Mark I. Massad, Managing Member
Date: July 31, 2007

Acknowledged and Agreed this 31 day of July , 2007: Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:	/s/ Chris Romano
Name: Chris Romano
Title: VP, Admin. Manager